UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

(Name of Issuer)

Texas Pacific Land Corporation

(Title of Class of Securities)

Common Stock

(CUSIP Number)

88262P102

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

(Date of Event which Requires Filing of this Statement)

January 24, 2023

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,429,929

8. Shared Voting Power

9. Sole Dispositive Power
1,429,929

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,429,929
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
18.56
14. Type of Reporting Person
IA

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock (“Shares”) of Texas Pacific Land Corporation (“TPL”).  The address of TPL’s principal executive office is 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Horizon Kinetics Asset Management LLC (“Horizon”) a Delaware limited liability company and a wholly owned subsidiary of Horizon Kinetics LLC (collectively, “Horizon Kinetics”). Horizon Kinetics maintains a principal business address of 470 Park Avenue South, New York, New York 10016.  Neither Horizon Kinetics nor any of its executive officers have, in the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Horizon Kinetics, through its registered investment adviser, Horizon, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL.  In addition, Horizon Kinetics and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Horizon Kinetics has acquired Shares of TPL for investment purposes from time to time for more than twenty years on behalf of both its clients as well as its own interest.  Horizon Kinetics used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase shares for its proprietary accounts, which has included funds deposited by its personnel.

ITEM 4. PURPOSE OF TRANSACTION

Horizon Kinetics has purchased Shares for investment purposes and may purchase additional shares for the same purpose.

On January 11, 2021, in accordance with the plan of corporate reorganization approved on March 20, 2020 by the Trustees of Texas Pacific Land Trust (the "Trust") to reorganize the Trust into Texas Pacific Land Corporation (“TPL Corporation”), a wholly owned subsidiary of the Trust, the Trust distributed all of the shares of common stock, par value $0.01, of TPL Corporation to holders of Shares, on a pro rata basis in accordance with their interests in the Trust. In connection therewith, Murray Stahl CEO and CIO of Horizon Kinetics was appointed to the Board as of the same date. Pursuant to the Stockholders’ Agreement dated June 11, 2020, Horizon Kinetics has agreed to vote all of their shares of common stock at each annual or special meeting of stockholders (or in any action by written consent of stockholders) of TPL in accordance with the Board’s recommendations, subject to certain exceptions (see, https://www.sec.gov/Archives/edgar/data/97517/000121390020014919/ea122864ex10-1_texas.htm)

Item 4 is hereby amended to add the following:

On November 22, 2022, Texas Pacific Land Corporation (“TPL”) filed a lawsuit in the Delaware Court of Chancery against Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC, SoftVest Advisors LLC, and SoftVest L.P. (the “Defendants”). TPL’s complaint alleges that the Defendants breached their contractual obligations under the Stockholders’ Agreement between TPL and the Defendants dated June 11, 2020, by not voting in favor of TPL’s proposal that shareholders vote to increase the authorized shares of common stock of TPL at the 2022 annual meeting of shareholders (the “Authorized Shares Proposal”). Trial in the action is scheduled for April 17, 2023.

Horizon Kinetics intends to review their investment in the Shares on a continuing basis. Depending on various factors including, without limitation, TPL’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Horizon Kinetics may in the future take such actions with respect to their investment in TPL as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Percentages of the Shares outstanding reported are calculated based upon the 7,704,496 Shares outstanding as of October 31, 2022, as reported in Texas Pacific Land Corporation’s current Form 10-Q for the  period ended September 30, 2022, filed by TPL with the SEC on November 2, 2022.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 25,965 Shares of TPL held personally by senior portfolio managers of Horizon Kinetics. The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Share Price
Horizon Kinetics Asset Management LLC	11/25/2022	BUY	22	2624.13
Horizon Kinetics Asset Management LLC	11/25/2022	SALE	292	2638.23
Horizon Kinetics Asset Management LLC	11/28/2022	BUY	25	2561.58
Horizon Kinetics Asset Management LLC	11/28/2022	SALE	282	2526.22
Horizon Kinetics Asset Management LLC	11/29/2022	BUY	29	2544.79
Horizon Kinetics Asset Management LLC	11/29/2022	SALE	300	2533.64
Horizon Kinetics Asset Management LLC	11/30/2022	BUY	27	2508.78
Horizon Kinetics Asset Management LLC	11/30/2022	SALE	321	2499.01
Horizon Kinetics Asset Management LLC	12/1/2022	BUY	23	2603.77
Horizon Kinetics Asset Management LLC	12/1/2022	SALE	285	2573.76
Horizon Kinetics Asset Management LLC	12/2/2022	BUY	23	2628.00
Horizon Kinetics Asset Management LLC	12/2/2022	SALE	401	2603.88
Horizon Kinetics Asset Management LLC	12/5/2022	BUY	23	2624.16
Horizon Kinetics Asset Management LLC	12/5/2022	SALE	316	2595.15

Horizon Kinetics Asset Management LLC	12/6/2022	BUY	28	2530.95
Horizon Kinetics Asset Management LLC	12/6/2022	SALE	495	2511.06
Horizon Kinetics Asset Management LLC	12/7/2022	BUY	24	2488.64
Horizon Kinetics Asset Management LLC	12/7/2022	SALE	501	2436.97
Horizon Kinetics Asset Management LLC	12/8/2022	BUY	30	2424.84
Horizon Kinetics Asset Management LLC	12/8/2022	SALE	386	2403.12
Horizon Kinetics Asset Management LLC	12/9/2022	BUY	24	2433.70
Horizon Kinetics Asset Management LLC	12/9/2022	SALE	455	2397.63
Horizon Kinetics Asset Management LLC	12/12/2022	BUY	26	2504.45
Horizon Kinetics Asset Management LLC	12/12/2022	SALE	537	2466.62
Horizon Kinetics Asset Management LLC	12/13/2022	BUY	29	2581.68
Horizon Kinetics Asset Management LLC	12/13/2022	SALE	342	2532.22
Horizon Kinetics Asset Management LLC	12/14/2022	BUY	30	2575.03
Horizon Kinetics Asset Management LLC	12/14/2022	SALE	562	2567.26
Horizon Kinetics Asset Management LLC	12/15/2022	BUY	34.361	2565.06

Horizon Kinetics Asset Management LLC	12/15/2022	SALE	498	2553.04
Horizon Kinetics Asset Management LLC	12/16/2022	BUY	26	2543.32
Horizon Kinetics Asset Management LLC	12/16/2022	SALE	1054	2526.84
Horizon Kinetics Asset Management LLC	12/19/2022	BUY	32	2515.49
Horizon Kinetics Asset Management LLC	12/19/2022	SALE	599	2496.26
Horizon Kinetics Asset Management LLC	12/20/2022	BUY	31	2473.33
Horizon Kinetics Asset Management LLC	12/20/2022	SALE	529	2467.94
Horizon Kinetics Asset Management LLC	12/21/2022	BUY	30	2572.49
Horizon Kinetics Asset Management LLC	12/21/2022	SALE	348	2560.24
Horizon Kinetics Asset Management LLC	12/22/2022	BUY	25	2541.37
Horizon Kinetics Asset Management LLC	12/22/2022	SALE	414	2503.50
Horizon Kinetics Asset Management LLC	12/23/2022	BUY	27	2493.74
Horizon Kinetics Asset Management LLC	12/23/2022	SALE	330	2507.69
Horizon Kinetics Asset Management LLC	12/27/2022	BUY	24	2535.30
Horizon Kinetics Asset Management LLC	12/27/2022	SALE	312	2495.47

Horizon Kinetics Asset Management LLC	12/28/2022	BUY	48	2405.97
Horizon Kinetics Asset Management LLC	12/28/2022	SALE	335	2375.37
Horizon Kinetics Asset Management LLC	12/29/2022	BUY	34	2379.29
Horizon Kinetics Asset Management LLC	12/29/2022	SALE	322	2352.22
Horizon Kinetics Asset Management LLC	12/30/2022	BUY	25	2362.20
Horizon Kinetics Asset Management LLC	12/30/2022	SALE	321	2345.34
Horizon Kinetics Asset Management LLC	1/3/2023	BUY	28	2207.00
Horizon Kinetics Asset Management LLC	1/3/2023	SALE	307	2194.18
Horizon Kinetics Asset Management LLC	1/4/2023	BUY	27	2119.59
Horizon Kinetics Asset Management LLC	1/4/2023	SALE	176	2095.40
Horizon Kinetics Asset Management LLC	1/5/2023	BUY	34	2123.09
Horizon Kinetics Asset Management LLC	1/5/2023	SALE	181	2095.32
Horizon Kinetics Asset Management LLC	1/6/2023	BUY	28	2103.17
Horizon Kinetics Asset Management LLC	1/6/2023	SALE	283	2077.01
Horizon Kinetics Asset Management LLC	1/9/2023	BUY	24	2132.83

Horizon Kinetics Asset Management LLC	1/9/2023	SALE	75	2119.09
Horizon Kinetics Asset Management LLC	1/10/2023	BUY	38	2075.67
Horizon Kinetics Asset Management LLC	1/10/2023	SALE	108	2050.10
Horizon Kinetics Asset Management LLC	1/11/2023	BUY	29	2115.48
Horizon Kinetics Asset Management LLC	1/11/2023	SALE	99	2076.95
Horizon Kinetics Asset Management LLC	1/12/2023	BUY	26	2126.78
Horizon Kinetics Asset Management LLC	1/12/2023	SALE	120	2090.30
Horizon Kinetics Asset Management LLC	1/13/2023	BUY	25	2119.86
Horizon Kinetics Asset Management LLC	1/13/2023	SALE	86	2089.80
Horizon Kinetics Asset Management LLC	1/17/2023	BUY	23	2134.43
Horizon Kinetics Asset Management LLC	1/17/2023	SALE	93	2122.01
Horizon Kinetics Asset Management LLC	1/18/2023	BUY	29	2119.83
Horizon Kinetics Asset Management LLC	1/18/2023	SALE	299	2066.05
Horizon Kinetics Asset Management LLC	1/19/2023	BUY	37	2102.22
Horizon Kinetics Asset Management LLC	1/19/2023	SALE	338	2097.40

Horizon Kinetics Asset Management LLC	1/20/2023	BUY	27	2142.58
Horizon Kinetics Asset Management LLC	1/20/2023	SALE	139	2084.35
Horizon Kinetics Asset Management LLC	1/23/2023	BUY	28	2093.37
Horizon Kinetics Asset Management LLC	1/23/2023	SALE	177	2070.29
Horizon Kinetics Asset Management LLC	1/24/2023	BUY	35	2075.10
Horizon Kinetics Asset Management LLC	1/24/2023	SALE	77	2042.80

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Stockholders’ Agreement dated June 11, 2020, Horizon Kinetics has agreed to vote all of their shares of common stock at each annual or special meeting of stockholders (or in any action by written consent of stockholders) of TPL in accordance with the Board’s recommendations, subject to certain exceptions (see, https://www.sec.gov/Archives/edgar/data/97517/000121390020014919/ea122864ex10-1_texas.htm)

Item 6 is hereby amended to add the following:

The outcome of the litigation with TPL described Item 4 of this Schedule 13D is uncertain at this time. In the event that TPL prevails, the Defendants will be required to vote in favor the Authorized Shares Proposal when the adjourned meeting is reconvened for the purpose of holding a shareholder vote on such proposal (the “Adjourned Meeting”).  If the Defendants prevail, then the Defendants will not be required to vote in favor of the Authorized Shares Proposal at the Adjourned Meeting.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2023

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC
Horizon Kinetics Asset Management LLC